UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:        December 31, 2002
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                                               hours per response.............11

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 3)*


                              Thinking Tools, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  884098 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Fred Knoll
                         Knoll Capital Management, L.P.
                           200 Park Avenue, Suite 3900
                            New York, New York 10166
                                 (212) 808-7474
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 17)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.884098 10 4                   13D                   Page 2 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     KNOLL CAPITAL MANAGEMENT, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    943,120,941
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    943,120,941

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     943,120,941

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     99.3% (49.1% OF THE DILUTED STOCK, AS DEFINED BELOW)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.884098 10 4                   13D                   Page 3 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     THINKING TECHNOLOGIES, LP
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,743,722
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,743,722

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,743,722

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.7% (2.5% OF THE DILUTED STOCK, AS DEFINED BELOW)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.884098 10 4                   13D                   Page 4 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     GVI ACQUISITION, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    861,158,359
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    861,158,359

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     861,158,359

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     98.8% (44.8% OF THE DILUTED STOCK, AS DEFINED BELOW)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.884098 10 4                   13D                   Page 5 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     EUROPA INTERNATIONAL INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    938,377,219
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    938,377,219

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     938,377,219

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     98.9% (48.8% OF THE DILUTED STOCK, AS DEFINED BELOW)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.884098 10 4                   13D                   Page 6 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WOODMAN MANAGEMENT CORPORATION
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    861,158,359
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    861,158,359

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     861,158,359

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     98.8% (44.8% OF THE DILUTED STOCK, AS DEFINED BELOW)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.884098 10 4                   13D                   Page 7 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FRED KNOLL
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,540,200

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    943,120,941
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,540,200

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    943,120,941

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     946,661,141

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     99.3% (45.3% OF THE DILUTED STOCK, AS DEFINED BELOW)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.884098 10 4                   13D                   Page 8 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DAVID WEINER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,250,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    861,158,359
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,250,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    861,158,359

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     864,408,359

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     98.8% (44.9% OF THE DILUTED STOCK, AS DEFINED BELOW)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.884098 10 4                   13D                   Page 9 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     THOMAS WADE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         64,188,180

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    159,473,736
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         64,188,180

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    159,473,736

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     223,661,916

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     95.6% (11.3% OF THE DILUTED STOCK, AS DEFINED BELOW)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page 10 of 16 Pages

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 3 on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of Thinking Tools, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at c/o Knoll Capital Management, L.P., 200 Park Avenue, Suite 3900, New York, New York 10166.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed jointly by Knoll Capital Management L.P. ("Knoll Capital"), a Delaware limited partnership, Thinking Technologies, L.P. ("Technologies"), a Delaware limited partnership, GVI Acquisition, LLC ("Acquisition"), a California limited liability company, Europa International Inc. ("Europa"), a company organized under the laws of the British Virgin Islands, Woodman Management Corporation ("WMC"), a California corporation, and Fred Knoll, David Weiner and Thomas Wade, each a citizen of the United States (collectively, the "Reporting Persons").

         Knoll Capital, is an investment management firm, and is the general partner of Technologies and manages the investments of Europa. Fred Knoll is the principal partner and president of Knoll Capital. Technologies is primarily engaged in the business of investing in securities. Acquisition was formed as a joint venture of Europa and WMC to invest in and hold the common stock of GVI Security, Inc. ("GVI"), which subsequently merged with a subsidiary of the Company as described below. Europa is a fund which invests in and otherwise trades in equity and equity-related securities. WMC is a consulting firm. David Weiner is an investment consultant for and, is a sole director and officer of, WMC. Tom Wade is the President and Chief Operating Officer of the Company and the President of GVI.

         The director of Europa is Standard Nominees Trident Trust Company (B.V.I.) Limited ("Standard"), a company organized under the laws of the British Virgin Islands. The sole managers of Acquisition are Messrs. Knoll and Weiner, and its sole members are Europa and WMC.

         The principal business address of Technologies, Knoll Capital and Mr. Knoll is 200 Park Avenue, Suite 3900, New York, New York 10166. The principal business address of Europa and Standard is P.O. Box 146, Road Town, Tortola, British Virgin Islands. The address for Mr. Weiner, Acquisition and WMC is 3490 Laurel Canyon Blvd., Suite 327, Studio City, California 91604. The principal business address for Mr. Wade is 1621 West Crosby, Suite 104, Carrollton, Texas 75006.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a stock purchase and loan agreement dated September 28, 1994, Technologies purchased 1,955,081 shares of Common Stock for a purchase price of $100,000. The source of the funds to purchase such shares was Technologies' working capital.

         In connection with loans in the aggregate principal amount of $502,000 made by Technologies to the Company in July 1996, the Company issued to Technologies ten-year warrants to purchase 468,242 shares of Common Stock at an exercise price of $1.07 per share.

         In November 1998, in a private placement, Technologies purchased from the Company approximately 393 "units" for a purchase price of approximately $393,000. Each unit consisted of (i) a Secured Convertible Note ("Bridge Note") in the principal amount of $1,000 bearing interest at the rate of 10% per annum, convertible into 500 shares of Common Stock, and (ii) warrants ("Bridge

CUSIP No.884098 10 4                   13D                   Page 11 of 16 Pages

Warrants") to purchase 200 shares of Common Stock at a price of $.20 per share. In December 1999, Technologies converted the Bridge Notes (including accrued interest thereon) into 1,964,961 shares of Common Stock, at which time, pursuant to their terms, the Bridge Warrants were canceled. The source of the funds to purchase the units was Technologies' working capital.

         In December 1999, in lieu of accrued salary in the amount of $174,450 then owed to him, Mr. Knoll was issued immediately exercisable options to purchase 352,900 shares of Common Stock at a purchase price of $.50 per share.

         In December 1999, in connection with services rendered in connection with the Company's acquisition of the assets of Tritium Network, Inc. (the "Tritium Acquisition"), the Company issued to Mr. Knoll (for no cash consideration), five-year warrants to purchase 549,800 shares of Common Stock at an exercise price of $.50 per share.

         In December 1999, the Company issued to Mr. Knoll options to purchase an aggregate of 200,000 shares of Common Stock at a price of $.50 per share.

         In March 2000, in connection with the closing of the Tritium Acquisition, the Company issued to Mr. Knoll for nominal consideration 200 shares of the Company's Series B Preferred Stock ("Series B Stock"), which are convertible into 200 shares of Common Stock. On February 20, 2004, Mr. Knoll transferred such shares of Series B Stock to Acquisition.

         In August 2000, Technologies and Richard Sears ("Sears"), one of Technologies' limited partners, entered into an Agreement for Distribution of Limited Partnership Interest (the "Distribution Agreement"). Pursuant to the Distribution Agreement, Sears received from Technologies 69,628 shares of Common Stock.

         On November 27, 2000, Technologies was issued a Demand Convertible Note (the "Demand Note") in the principal amount of up to $1,000,000, bearing interest at the rate of 10% per year, which note provided that Technologies could, at its option, at any time commencing February 12, 2001, convert the principal amount of the Demand Note together with interest into shares of Common Stock at a conversion price of $.375 per share (the "Conversion Price"). In connection with the issuance of the Demand Note, Technologies was granted five-year warrants to purchase 425,066 shares of Common Stock at an exercise price of $0.375 per share, exercisable commencing on February 12, 2001. In February 2001, the Company's Board of Directors approved the reduction of the Conversion Price to $.12 per share. By an instrument of transfer dated January 4, 2002, Technologies transferred the Demand Note to Europa. On January 4, 2002, the Company's Board of Directors approved the reduction of the Conversion Price of the Demand Note to a price at which the then outstanding principal amount of the Demand Note, together with interest accrued thereon through such date, would be convertible into 80% of the outstanding shares of Common Stock of the Company on a fully-diluted basis. On February 20, 2004, Europa surrendered the Demand Note to the Company for cancellation in exchange for 10,000 shares of the Series D Convertible Preferred Stock of the Company ("Series D Stock"). Each share of Series D Stock is convertible into 7,721.886 shares of Common Stock.

         On February 17, 2004, as directors of the Company (i) Mr. Knoll was issued options to purchase 9,750,000 shares of Common Stock at a price of $.04 per share, of which, options to purchase 2,437,500 shares of Common Stock may be exercised within 60 days from the date of this Schedule 13D, and (ii) Mr. Weiner was issued options to purchase 13,000,000 shares of Common Stock at a price of $.04 per share, of which, options to purchase 3,250,000 shares of Common Stock may be exercised within 60 days from the date of this Schedule 13D.

         On February 20, 2004, pursuant to an Agreement and Plan of Merger dated as of February 19, 2004 (the "Merger Agreement"), GVI merged (the "Merger") with a subsidiary of the Company. GVI was the surviving corporation in the Merger and

CUSIP No.884098 10 4                   13D                   Page 12 of 16 Pages

is now a wholly-owned subsidiary of the Company. Prior to the Merger, Acquisition and Wade, respectively, were the holders of 88,000 and 20,000 shares of GVI's Common Stock. As a shareholder of GVI, Acquisition was issued in the Merger 382,608.68 shares of Series E Convertible Preferred Stock of the Company ("Series E Stock"), and Wade was issued 86,956.52 shares of Series E Stock. Each share of Series E Stock is convertible into 1,833.948 shares of Common Stock. In addition, pursuant to the Merger Agreement, as the holder of options to purchase shares of GVI's common stock prior to the merger, Wade was issued in the Merger an option to purchase 128,376,360 shares of Common Stock at a price of $.0049 per share, of which, options to purchase 64,188,180 shares of Common Stock may be exercised within 60 days from the date of this Schedule 13D.

         Pursuant to a Common Stock Option Agreement (the "Call Agreement"), dated as of May 15, 2003 between Acquisition and Mr. Wade, in consideration of $1,000 paid by Acquisition, Wade granted Acquisition an option to purchase the 20,000 shares of GVI's common stock held by Wade for an aggregate purchase price of $782,600. Following the Merger, pursuant to the Call Agreement, Acquisition now holds an option to purchase the 86,956.52 shares of Series E Stock issued to Wade in the Merger for the same purchase price ($782,600). Such option expires March 15, 2004.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Persons as an investment.

         Acquisition, as the sole holder of the Series B Stock, has the exclusive right until March 7, 2005 to elect five members of the Board of Directors of the Company or such number of members as will constitute a majority of the Board.

         Technologies anticipates that it may sell or otherwise dispose of some or all of the shares of Common Stock held by it in the near future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of February 20, 2004, Technologies beneficially owned 4,743,722 shares of Common Stock (the "Technologies Shares"). The Technologies Shares constitute approximately 42.7% of the shares of the Company's Common Stock issued and outstanding as of February 20, 2004 (based upon a total of 10,204,637 shares of the Company's Common Stock actually issued and outstanding on such date) (the "Outstanding Stock"), and approximately 2.5% of the Company's outstanding Common Stock after giving effect to the conversion of all of the Series D Stock and Series E Stock (the "Diluted Stock"). The Technologies Shares include (i) 3,850,414 shares of Common Stock; (ii) 468,242 shares of Common Stock issuable upon the exercise of warrants issued in July 1996 to Technologies, at an exercise price of $1.07 per share; and (iii) 425,066 shares of Common Stock issuable upon exercise of warrants issued in November 2000 to Technologies at an exercise price of $0.375 per share.

         As of February 20, 2004, Acquisition beneficially owned 861,158,359 shares of Common Stock (the "Acquisition Shares"). The Acquisition Shares constitute approximately 98.8% of the Outstanding Stock and approximately 44.8% of the Diluted Stock. The Acquisition Shares include (i) 701,684,423 shares of Common Stock issuable upon conversion of the 382,608.68 shares of Series E Stock issued to Acquisition in the Merger; (ii) 159,473,736 shares of Common Stock issuable upon conversion of the 86,956.52 shares of Series E Stock issued to Wade in the Merger which Acquisition has the right to acquire from Wade pursuant to the Call Agreement; and (iii) 200 shares of Common Stock issuable upon conversion of the 200 shares of Series B Stock.

         As a member of Acquisition, WMC may be deemed to be the beneficial owner of the 861,158,359 shares of Common Stock beneficially held by

CUSIP No.884098 10 4                   13D                   Page 13 of 16 Pages

Acquisition, which constitute approximately 98.8% of the Outstanding Stock and approximately 44.8% of the Diluted Stock.

         As of February 20, 2004, Europa beneficially owned 938,377,219 shares of Common Stock (the "Europa Shares"). The Europa Shares constitute approximately 98.9% of the Outstanding Stock and approximately 48.8% of the Diluted Stock. The Europa shares include (i) 861,158,359 of the Acquisition Shares; and (ii) 77,218,860 shares of Common Stock issuable upon conversion of 7,721.886 shares of Series D Stock.

         As of February 20, 2004, Knoll Capital beneficially owned 943,120,941 shares of Common Stock (the "Knoll Capital Shares"). The Knoll Capital Shares constitute approximately 99.3% of the Outstanding Stock and approximately 49.1% of the Diluted Stock. The Knoll Capital Shares include (i) 4,743,722 of the Technologies Shares; and (ii) 938,377,219 of the Europa Shares.

         As of February 20, 2000, Mr. Knoll beneficially owned 946,661,141 shares of Common Stock (the "Knoll Shares"). The Knoll Shares constitute approximately 99.3% of the Outstanding Stock and approximately 45.3% of the Diluted Stock. The Knoll Shares include (i) 943,120,941 of the Knoll Capital Shares; (ii) warrants to purchase 549,800 shares of Common Stock exercisable at $.50 per share; (iii) options to purchase 352,900 shares of Common Stock exercisable at $.50 per share; (iv) options to purchase 200,000 shares of Common Stock exercisable at $.50 per share; and (v) options to purchase 2,437,500 shares of Common Stock at a price of $.04 per share.

         As of February 20, 2000, Mr. Weiner beneficially owned 864,408,359 shares of Common Stock (the "Weiner Shares"). The Weiner Shares constitute approximately 98.8% of the Outstanding Stock and approximately 44.9% of the Diluted Stock. The Weiner Shares include (i) 861,158,359 of the Acquisition Shares; and (ii) options to purchase 3,250,000 shares of Common Stock at a price of $.04 per share.

         As of February 20, 2000, Mr. Wade beneficially owned 223,661,916 shares of Common Stock (the "Wade Shares"). The Wade Shares constitute approximately 95.6% of the Outstanding Stock and approximately 11.3% of the Diluted Stock. The Wade Shares include (i) 159,473,736 shares of Common Stock issuable upon conversion of the 86,956.52 shares of Series E Stock issued in the Merger; and
(ii) options to purchase 64,188,180 shares of Common Stock at a price of $.0049 per share.

         Technologies, Knoll Capital and Mr. Knoll share the power to vote and dispose of or to direct the vote or to direct the disposition of the 4,743,722 Technologies Shares beneficially owned directly by Technologies.

         Acquisition, Europa, WMC, Knoll Capital, Mr. Knoll and Mr. Weiner share the power to vote and dispose of or to direct the vote or to direct the disposition of the 861,158,359 Acquisition Shares beneficially owned directly by Acquisition, and such persons share with Mr. Wade the power to vote and dispose of or to direct the vote or to direct the disposition of the 64,188,180 Wade Shares beneficially owned directly by Mr. Wade which are subject to the Call Agreement.

         Europa, Knoll Capital and Mr. Knoll share the power to vote and dispose of or to direct the vote or direct the disposition of the 77,218,860 Europa Shares beneficially owned directly by Europa.

         Mr. Knoll has the sole power to vote and dispose of the 3,540,200 Knoll Shares beneficially owned directly by Mr. Knoll.

         Mr. Weiner has the sole power to vote and dispose of the 3,250,000 Weiner Shares beneficially owned directly by Mr. Weiner.

         Mr. Wade has the sole power to vote and dispose of the 159,473,736 Wade Shares beneficially owned directly by Mr. Wade that are not subject to the Call Agreement.

         Transactions by the Reporting Persons in the Company's Common Stock effected in the past 60 days are described in Item 3 above.

CUSIP No.884098 10 4                   13D                   Page 14 of 16 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As a condition to the Company consummating the Merger, the holders of a majority of GVI's shares of Common Stock outstanding prior to the Merger entered into a Voting Agreement pursuant to which such holders agreed with Acquisition, to vote in favor of (i) an amendment to the Company's certificate of incorporation so that the Company will have sufficient shares of unissued Common Stock so as to permit the conversion of all of the Series D Stock, Series E Stock and all other convertible securities of the Company, and (ii) the 2004 Long-Term Incentive Plan recently adopted by the Company's Board of Directors.

         As described in Item 3 above, Wade and Acquisition are a party to the Call Agreement.

         As described in Item 4 above, the holders of a majority in voting power of the Series B Preferred Stock, voting together as a separate class, have the exclusive right to elect five members of the Board until March 7, 2005 or such number of members as will constitute a majority of the Board.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

         1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

         2 Voting Agreement, dated as of February 19, 2004, by certain stockholders of GVI Security, Inc. in favor of GVI Acquisition LLC.

         3 Common Stock Option Agreement, dated as of May 15, 2003, between GVI Acquisition LLC and Thomas Wade.

         4 Agreement and Plan of Merger, dated as of February 19, 2004, by and among Thinking Tools, Inc., GVI Security, Inc., and GVI Security Acquisition Corp. (incorporated by reference to
                  Exhibit 2.1 of the Current Report of Form 8-K filed by the Company with the Securities and Exchange Commission on February 27, 2004).

CUSIP No.884098 10 4                   13D                   Page 15 of 16 Pages



                                    SIGNATURE
         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 26, 2004            THINKING TECHNOLOGIES, L.P

                                                     By: Knoll Capital Management, L.P.

                                                          By:    /s/ Fred Knoll
                                                              --------------------------
                                                             Name: Fred Knoll
                                                             Title:   President

Dated: February 26, 2004            EUROPA INTERNATIONAL INC.

                                                     By: Knoll Capital Management, L.P.,
                                                         its investment manager

                                                          By:    /s/ Fred Knoll
                                                              --------------------------
                                                             Name: Fred Knoll
                                                             Title:   President

Dated: February 26, 2004                    KNOLL CAPITAL MANAGEMENT, L.P.

                                                     By:    /s/ Fred Knoll
                                                         -------------------------------
                                                     Name:  Fred Knoll
                                                     Title: President


Dated: February 26, 2004                    GVI ACQUISITION, LLC

                                                     By:    /s/ Fred Knoll
                                                         -------------------------------
                                                     Name:  Fred Knoll
                                                     Title: Manager

Dated: March 4, 2004                        WOODMAN MANAGEMENT CORPORATION

                                                     By:    /s/ David Weiner
                                                         -------------------------------
                                                     Name:  David Weiner
                                                     Title: President

Dated: February 26, 2004                                 /s/ Fred Knoll
                                                     -----------------------------------
                                                     Fred Knoll

Dated: March 4, 2004                                     /s/ David Weiner
                                                     ----------------------------------
                                                     David Weiner

Dated: March 4, 2004                                     /s/ Thomas Wade
                                                     ----------------------------------
                                                     Thomas Wade

CUSIP No.884098 10 4                   13D                   Page 16 of 16 Pages

                                  EXHIBIT INDEX

Exhibit No.

         1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

         2 Voting Agreement, dated as of February 19, 2004, by certain stockholders of GVI Security, Inc. in favor of GVI Acquisition LLC.

         3 Common Stock Option Agreement, dated as of May 15, 2003, between GVI Acquisition LLC and Thomas Wade.

         4 Agreement and Plan of Merger, dated as of February 19, 2004, by and among Thinking Tools, Inc., GVI Security, Inc., and GVI Security Acquisition Corp. (incorporated by reference to
                  Exhibit 2.1 of the Current Report of Form 8-K filed by the Company with the Securities and Exchange Commission on February 27, 2004).